        STATEMENTS

Exhibit 99.2

Condensed Consolidated Balance Sheets

(CDN$ thousands) unaudited	Note	June 30, 2020	December 31, 2019
Assets
Current Assets
Cash and cash equivalents		$6,177	$151,649
Accounts receivable	4	121,395	176,119
Income tax receivable	14	29,116	27,770
Derivative financial assets	16	46,186	10,570
Other current assets		3,190	2,990
		206,064	369,098
Property, plant and equipment:
Oil and natural gas properties (full cost method)	5	1,230,072	1,547,362
Other capital assets, net	5	20,746	20,244
Property, plant and equipment		1,250,818	1,567,606
Right-of-use assets	10	39,149	48,729
Goodwill	6	—	194,015
Deferred income tax asset	14	367,270	372,502
Income tax receivable	14	—	13,852
Total Assets		$1,863,301	$2,565,802

Liabilities
Current liabilities
Accounts payable	7	$244,929	$291,540
Dividends payable		2,225	2,217
Current portion of long-term debt	8	110,780	105,998
Derivative financial liabilities	16	5,851	2,734
Current portion of lease liabilities	10	13,410	17,541
		377,195	420,030
Long-term debt	8	413,491	500,635
Asset retirement obligation	9	146,171	138,049
Lease liabilities	10	30,228	35,530
		589,890	674,214
Total Liabilities		967,085	1,094,244

Shareholders’ Equity
Share capital – authorized unlimited common shares, no par value Issued and outstanding: June 30, 2020 – 223 million shares December 31, 2019 – 222 million shares	15	3,096,969	3,088,094
Paid-in capital		48,758	59,490
Accumulated deficit		(2,601,744)	(1,984,365)
Accumulated other comprehensive income/(loss)		352,233	308,339
		896,216	1,471,558
Total Liabilities & Shareholders' Equity		$1,863,301	$2,565,802

Commitments and Contingencies	17

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

ENERPLUS 2020 Q2 REPORT               1

Condensed Consolidated Statements of Income/(Loss) and Comprehensive Income/(Loss)

		Three months ended		Six months ended
		June 30,		June 30,
(CDN$ thousands, except per share amounts) unaudited	Note	2020	2019	2020	2019
Revenues
Oil and natural gas sales, net of royalties	11	$122,069	$321,463	$350,196	$608,915
Commodity derivative instruments gain/(loss)	16	(10,895)	27,422	120,446	(57,445)
		111,174	348,885	470,642	551,470
Expenses
Operating		54,353	71,818	133,373	141,611
Transportation		34,006	36,803	69,335	68,094
Production taxes		7,687	21,442	23,131	36,057
General and administrative	12	13,494	15,680	32,679	37,390
Depletion, depreciation and accretion		79,885	88,315	175,077	164,226
Asset impairment	6	426,810	—	426,810	—
Goodwill impairment	6	202,767	—	202,767	—
Interest		7,051	8,693	15,962	17,086
Foreign exchange (gain)/loss	13	1,493	(12,251)	(4,144)	(24,277)
Other expense/(income)		6,301	(1,568)	6,072	(4,430)
		833,847	228,932	1,081,062	435,757
Income/(Loss) before taxes		(722,673)	119,953	(610,420)	115,713
Current income tax expense/(recovery)	14	(14,422)	(13,928)	(14,395)	(19,458)
Deferred income tax expense/(recovery)	14	(98,928)	48,797	10,422	30,929
Net Income/(Loss)		$(609,323)	$85,084	$(606,447)	$104,242

Other Comprehensive Income/(Loss)
Unrealized gain/(loss) on foreign currency translation		(57,284)	(34,208)	74,490	(70,564)
Foreign exchange gain/(loss) on net investment hedge with U.S. denominated debt	3,16	19,466	—	(30,596)	—
Total Comprehensive Income/(Loss)		$(647,141)	$50,876	$(562,553)	$33,678

Net income/(Loss) per share
Basic	15	$(2.74)	$0.36	$(2.73)	$0.44
Diluted	15	$(2.74)	$0.36	$(2.73)	$0.43

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

2               ENERPLUS 2020 Q2 REPORT

Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Three months ended		Six months ended
	June 30,		June 30,
(CDN$ thousands) unaudited	2020	2019	2020	2019
Share Capital
Balance, beginning of period	$3,097,187	$3,317,855	$3,088,094	$3,337,608
Purchase of common shares under Normal Course Issuer Bid	—	(92,264)	(4,731)	(116,423)
Share-based compensation – treasury settled	—	—	13,824	4,406
Cancellation of predecessor shares	(218)	—	(218)	—
Balance, end of period	$3,096,969	$3,225,591	$3,096,969	$3,225,591

Paid-in Capital
Balance, beginning of period	$44,430	$45,209	$59,490	$46,524
Share-based compensation – cash settled (tax withholding)	—	—	(7,232)	(4,952)
Share-based compensation – treasury settled	—	—	(13,824)	(4,406)
Share-based compensation – non-cash	4,328	4,263	10,324	12,306
Balance, end of period	$48,758	$49,472	$48,758	$49,472

Accumulated Deficit
Balance, beginning of period	$(1,985,964)	$(1,755,757)	$(1,984,365)	$(1,772,084)
Purchase of common shares under Normal Course Issuer Bid	—	21,708	2,195	26,039
Net income/(loss)	(609,323)	85,084	(606,447)	104,242
Cancellation of predecessor shares	218	—	218	—
Dividends declared ($0.01 per share)	(6,675)	(7,034)	(13,345)	(14,196)
Balance, end of period	$(2,601,744)	$(1,655,999)	$(2,601,744)	$(1,655,999)

Accumulated Other Comprehensive Income/(Loss)
Balance, beginning of period	$390,051	$352,585	$308,339	$388,941
Unrealized gain/(loss) on foreign currency translation	(57,284)	(34,208)	74,490	(70,564)
Foreign exchange gain/(loss) on net investment hedge with U.S. denominated debt	19,466	—	(30,596)	—
Balance, end of period	$352,233	$318,377	$352,233	$318,377
Total Shareholders’ Equity	$896,216	$1,937,441	$896,216	$1,937,441

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

ENERPLUS 2020 Q2 REPORT               3

Condensed Consolidated Statements of Cash Flows

		Three months ended		Six months ended
		June 30,		June 30,
(CDN$ thousands) unaudited	Note	2020	2019	2020	2019
Operating Activities
Net income/(loss)		$(609,323)	$85,084	$(606,447)	$104,242
Non-cash items add/(deduct):
Depletion, depreciation and accretion		79,885	88,315	175,077	164,226
Asset impairment	6	426,810	—	426,810	—
Goodwill impairment	6	202,767	—	202,767	—
Changes in fair value of derivative instruments	16	63,929	(28,353)	(32,499)	66,975
Deferred income tax expense/(recovery)	14	(98,928)	48,797	10,422	30,929
Foreign exchange (gain)/loss on debt and working capital	13,16	1,038	(16,498)	(1,377)	(33,602)
Share-based compensation and general and administrative	12,15	3,428	4,535	11,183	12,669
Translation of U.S. dollar cash held in Canada	13	391	4,158	(2,712)	9,354
Asset retirement obligation expenditures	9	(333)	(503)	(11,127)	(5,893)
Changes in non-cash operating working capital	18	20,896	51,456	41,202	(2,958)
Cash flow from/(used in) operating activities		90,560	236,991	213,299	345,942

Financing Activities
Bank credit facility	8	1,364	—	1,364	—
Senior notes	8	(114,010)	(59,429)	(114,010)	(59,429)
Purchase of common shares under Normal Course Issuer Bid	15	—	(70,556)	(2,536)	(90,384)
Share-based compensation – cash settled (tax withholding)	15	—	—	(7,232)	(4,952)
Dividends	15,18	(6,676)	(7,099)	(13,337)	(14,273)
Cash flow from/(used in) financing activities		(119,322)	(137,084)	(135,751)	(169,038)

Investing Activities
Capital and office expenditures	18	(104,111)	(168,282)	(233,453)	(280,077)
Property and land acquisitions		(3,416)	(1,911)	(5,672)	(4,892)
Property divestments		(63)	9,601	5,515	10,023
Cash flow from/(used in) investing activities		(107,590)	(160,592)	(233,610)	(274,946)
Effect of exchange rate changes on cash and cash equivalents		453	(5,780)	10,590	(12,754)
Change in cash and cash equivalents		(135,899)	(66,465)	(145,472)	(110,796)
Cash and cash equivalents, beginning of period		142,076	318,996	151,649	363,327
Cash and cash equivalents, end of period		$6,177	$252,531	$6,177	$252,531

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

4               ENERPLUS 2020 Q2 REPORT

        NOTES

Notes to Condensed Consolidated Financial Statements

(unaudited)

1) REPORTING ENTITY

These interim Condensed Consolidated Financial Statements (“interim Consolidated Financial Statements”) and notes present the financial position and results of Enerplus Corporation (“the Company” or “Enerplus”) including its Canadian and U.S. subsidiaries. Enerplus is a North American crude oil and natural gas exploration and development company. Enerplus is publicly traded on the Toronto and New York stock exchanges under the ticker symbol ERF. Enerplus’ head office is located in Calgary, Alberta, Canada.

2) BASIS OF PREPARATION

Enerplus’ interim Consolidated Financial Statements present its results of operations and financial position under accounting principles generally accepted in the United States of America (“U.S. GAAP”) for the three and six months ended June 30, 2020 and the 2019 comparative periods. Certain information and notes normally included with the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with Enerplus’ annual audited Consolidated Financial Statements as of December 31, 2019.

These unaudited interim Consolidated Financial Statements reflect, in the opinion of Management, all normal and recurring adjustments necessary to present fairly the financial position and results of the Company as at and for the periods presented.

i.Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. Actual results could differ from these estimates, and changes in estimates are recorded when known. Significant estimates made by management include: oil and natural gas reserves and related present value of future cash flows, depreciation, depletion and accretion (“DD&A”), impairment of property, plant and equipment, asset retirement obligations, income taxes, ability to realize deferred income tax assets, impairment assessments of goodwill and the fair value of derivative instruments. Enerplus uses the most current information available and exercises judgment in making these estimates and assumptions.

In early March 2020, the World Health Organization declared the coronavirus (“COVID-19”) outbreak a pandemic. Responses to the spread of COVID-19 have resulted in a challenging economic climate, with more volatile commodity prices and foreign exchange rates, and a decline in long-term interest rates. Although global economies began to recover during the second quarter, markets remain volatile as the timing of full economic recovery remains uncertain. It is difficult to reliably estimate the length or severity of these developments and their financial impact. The impacts of the economic downturn to Enerplus have been considered in management’s estimates described above at June 30, 2020; however, estimates made during this period of extreme volatility are subject to a higher level of uncertainty and as a result, there may be a further prospective material impact in future periods.

3) ACCOUNTING POLICY CHANGES

Recently adopted accounting standards

a)Hedge Accounting

Effective January 1, 2020, the Company adopted hedge accounting in order to mitigate the foreign currency exposure related to its net investment in its U.S. subsidiary. The Company may designate certain U.S. dollar denominated debt as a hedge of its net investment in foreign operations for which the U.S. dollar is the functional currency. To be accounted for as a hedge, the U.S. dollar denominated debt must be designated an effective hedge, both at inception and on an ongoing basis. The required hedge documentation defines the relationship between the U.S. dollar denominated debt and the net investment in the U.S. subsidiary, as well as the Company’s risk management objective and strategy for undertaking the hedging transaction. The Company formally assesses, both at inception and on an ongoing basis, whether the changes in fair value of the U.S. dollar denominated debt are highly effective in offsetting changes in fair value of the net investment in the U.S. subsidiary. The unrealized foreign exchange gains and losses arising from the translation of the debt are recorded in Other Comprehensive Income/(Loss), net of tax, and are limited to the translation gain or loss on the net investment.

ENERPLUS 2020 Q2 REPORT               5

A reduction in the fair value of the net investment in the U.S. subsidiary or increase in the U.S. dollar denominated debt may result in a portion of the hedge becoming ineffective. If the hedging relationship ceases to be effective or is terminated, hedge accounting is not applied and subsequent gains or losses are recorded through net income/(loss).

b)Impairment of Financial Instruments

Enerplus adopted ASC 326 – Financial Instruments – Credit Losses effective January 1, 2020 using the modified retrospective method, with the cumulative effect on comparative periods reflected as an adjustment to retained earnings, if applicable. The adoption of the standard had no impact on the interim Consolidated Financial Statements, with the exception of the revised disclosures which are detailed in Note 16. As a result of this adoption, Enerplus has revised its accounting policy for financial instruments as follows:

The Company has adopted the current expected credit loss model for its accounts receivable, which requires the use of a lifetime expected loss provision. In making an assessment as to whether financial assets are credit-impaired, the Company considers: (i) historically realized bad debts; (ii) a counterparty’s present financial condition and whether a counterparty has breached certain contracts; (iii) the probability that a counterparty will enter bankruptcy or other financial reorganization; (iv) changes in economic conditions that correlate to increased levels of default; and (v) the term to maturity of the specified receivable. The carrying amounts of receivables are reduced by the amount of the expected credit loss through an allowance account and losses are recognized within general and administrative expense in the Consolidated Statement of Income/(Loss). If the Company subsequently determines an account is uncollectible the account is written off with a corresponding charge to the allowance account.

c)Goodwill

Enerplus adopted ASU 2017-04, Intangibles – Goodwill and Other: Simplifying the Test for Goodwill Impairment (Topic 350) effective January 1, 2020 using the prospective method. The amended standard simplifies the goodwill impairment test. As a result of this adoption, Enerplus has revised its accounting policy for goodwill as follows:

Goodwill is assessed for impairment annually or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Enerplus first performs a qualitative assessment to determine whether events or changes in circumstances indicate that goodwill may be impaired. If it is more likely than not that the fair value of the reporting unit is less than its carrying value, quantitative impairment tests are performed. If the carrying value of the reporting unit exceeds its fair value, goodwill is written down to the reporting unit’s fair value, with an offsetting charge to earnings in the Consolidated Statements of Income/(Loss). The loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

4) ACCOUNTS RECEIVABLE

($ thousands)	June 30, 2020	December 31, 2019
Accrued revenue	$93,362	$142,048
Accounts receivable – trade	31,744	37,736
Allowance for doubtful accounts	(3,711)	(3,665)
Total accounts receivable, net of allowance for doubtful accounts	$121,395	$176,119

5) PROPERTY, PLANT AND EQUIPMENT (“PP&E”)

		Accumulated Depletion,
As of June 30, 2020		Depreciation, and
($ thousands)	Cost	Impairment	Net Book Value
Oil and natural gas properties(1)	$15,631,936	$(14,401,864)	$1,230,072
Other capital assets	127,964	(107,218)	20,746
Total PP&E	$15,759,900	$(14,509,082)	$1,250,818

		Accumulated Depletion,
As of December 31, 2019		Depreciation, and
($ thousands)	Cost	Impairment	Net Book Value
Oil and natural gas properties(1)	$15,088,724	$(13,541,362)	$1,547,362
Other capital assets	125,265	(105,021)	20,244
Total PP&E	$15,213,989	$(13,646,383)	$1,567,606
(1)	All of the Company’s unproved properties are included in the full cost pool.

6               ENERPLUS 2020 Q2 REPORT

6) IMPAIRMENT

a)	Impairment of PP&E

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2020	2019	2020	2019
Oil and natural gas properties:
Canada cost centre	$77,500	$—	$77,500	$—
U.S. cost centre	349,310	—	349,310	—
Impairment expense	$426,810	$—	$426,810	$—

The PP&E impairments for the three and six months ended June 30, 2020 were due to lower twelve month average trailing crude oil and natural gas prices. There was no PP&E impairment recorded for the six months ended June 30, 2019. If commodity prices remain at current levels, the twelve month average trailing prices will decline further, impacting Enerplus’ ceiling value and resulting in an increased risk of future PP&E impairment.

The following table outlines the twelve month average trailing benchmark prices and exchange rates used in Enerplus’ ceiling tests from June 30, 2019 through June 30, 2020:

	WTI Crude Oil	Edm Light Crude	U.S. Henry Hub	Exchange Rate
Period	US$/bbl	CDN$/bbl	Gas US$/Mcf	US$/CDN$
Q2 2020	$47.37	$54.94	$2.08	1.34
Q1 2020	55.96	66.42	2.30	1.33
Q4 2019	55.85	66.73	2.58	1.33
Q3 2019	57.77	62.79	2.83	1.33
Q2 2019	61.38	66.07	3.02	1.32

b)	Impairment of Goodwill

Enerplus recorded goodwill impairment of $202.8 million related to its U.S. reporting unit for the period ended June 30, 2020 (December 31, 2019 - $451.1 million for the Canadian reporting unit). The impairment was a result of the ongoing deteriorating macroeconomic conditions and low commodity prices due to the COVID-19 pandemic, which resulted in a reduction in the fair value of the U.S. reporting unit. The estimated fair value of the U.S. reporting unit for the goodwill impairment test was based on its reserve values at forecast prices and costs. At June 30, 2020, there was no goodwill remaining on the Company’s Condensed  Consolidated Balance Sheet.

7) ACCOUNTS PAYABLE

($ thousands)	June 30, 2020	December 31, 2019
Accrued payables	$95,600	$105,928
Accounts payable – trade	149,329	185,612
Total accounts payable	$244,929	$291,540

8) DEBT

($ thousands)	June 30, 2020	December 31, 2019
Current:
Senior notes	$110,780	$105,998
Long-term:
Bank credit facility	1,052	—
Senior notes	412,439	500,635
Total debt	$524,271	$606,633

ENERPLUS 2020 Q2 REPORT               7

The terms and rates of the Company’s outstanding senior notes are provided below:

				Original	Remaining	CDN$ Carrying
	Interest		Coupon	Principal	Principal	Value
Issue Date	Payment Dates	Principal Repayment	Rate	($ thousands)	($ thousands)	($ thousands)
September 3, 2014	March 3 and Sept 3	5 equal annual installments beginning September 3, 2022	3.79%	US$200,000	US$105,000	$142,548
May 15, 2012	May 15 and Nov 15	Bullet payment on May 15, 2022	4.40%	US$20,000	US$20,000	27,152
May 15, 2012	May 15 and Nov 15	4 equal annual installments beginning May 15, 2021	4.40%	US$355,000	US$238,400	323,652
June 18, 2009	June 18 and Dec 18	Final installment on June 18, 2021	7.97%	US$225,000	US$22,000	29,867
			Total carrying value			$523,219

During the three and six months ended June 30, 2020, Enerplus made its fourth US$22 million principal repayment on its 2009 senior notes and its first US$59.6 million principal repayment on its 2012 senior notes. During the three and six months ended June 30, 2019, Enerplus made its third US$22 million principal repayment on its 2009 senior notes and a $30 million bullet repayment on its 2012 senior notes.

9) ASSET RETIREMENT OBLIGATION

($ thousands)	June 30, 2020	December 31, 2019
Balance, beginning of year	$138,049	$126,112
Change in estimates	14,632	23,362
Property acquisitions and development activity	2,001	2,068
Divestments	(1,031)	(2,760)
Settlements	(11,127)	(16,715)
Accretion expense	3,647	5,982
Balance, end of period	$146,171	$138,049

Enerplus has estimated the present value of its asset retirement obligation to be $146.2 million at June 30, 2020 based on a total undiscounted liability of $356.3 million (December 31, 2019 – $138.0 million and $344.7 million, respectively). The asset retirement obligation was calculated using a weighted average credit-adjusted risk-free rate of 5.35% (December 31, 2019 –5.50%).

10) LEASES

The Company incurs lease payments related to office space, drilling rig commitments, vehicles and other equipment. Leases are entered into and exited in coordination with specific business requirements which include the assessment of the appropriate durations for the related leased assets. Short-term leases with a lease term of 12 months or less are not recorded on the Condensed Consolidated Balance Sheet. Such items are charged to operating expenses and general and administrative expenses in the Condensed Consolidated Statement of Income/(Loss), unless the costs are included in the carrying amount of another asset in accordance with other U.S. GAAP.

($ thousands)	June 30, 2020	December 31, 2019
Assets
Operating right-of-use assets	$39,149	$48,729

Liabilities
Current operating lease liabilities	$13,410	$17,541
Non-current operating lease liabilities	30,228	35,530

Weighted average remaining lease term (years)
Operating leases	4.2	4.3

Weighted average discount rate
Operating leases	4.1%	4.1%

8               ENERPLUS 2020 Q2 REPORT

The components of lease expense for the three and six months ended June 30, 2020 are as follows:

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2020	2019	2020	2019
Operating lease cost	$4,182	$5,097	$9,315	$9,691
Variable lease cost	190	185	507	469
Short-term lease cost	1,893	3,811	7,177	7,932
Sublease income	(251)	(256)	(544)	(500)
Total	$6,014	$8,837	$16,455	$17,592

Maturities of lease liabilities, all of which are classified as operating leases at June 30, 2020 are as follows:

($ thousands)	Operating Leases
2020	$7,517
2021	14,754
2022	8,079
2023	6,914
2024	6,263
After 2025	4,158
Total lease payments	$47,685
Less imputed interest	(4,047)
Total discounted lease payments	$43,638
Current portion of lease liabilities	$13,410
Non-current portion of lease liabilities	$30,228

Supplemental information related to leases is as follows:

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2020	2019	2020	2019
Cash amounts paid to settle lease liabilities:
Operating cash flow used for operating leases	$3,913	$4,758	$8,841	$9,264
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$(3,473)	$1,105	$(2,950)	$19,967

11) OIL AND NATURAL GAS SALES

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2020	2019	2020	2019
Oil and natural gas sales	$155,259	$403,206	$440,857	$759,582
Royalties(1)	(33,190)	(81,743)	(90,661)	(150,667)
Oil and natural gas sales, net of royalties	$122,069	$321,463	$350,196	$608,915
(1)	Royalties above do not include production taxes which are reported separately on the Condensed Consolidated Statements of Income/(Loss).

Oil and natural gas revenue by country and by product for the three and six months ended June 30, 2020 and 2019 are as follows:

Three months ended June 30, 2020	Total revenue, net		Natural	Natural gas
($ thousands)	of royalties(1)	Crude oil(2)	gas(2)	liquids(2)	Other(3)
Canada	$13,027	$9,720	$2,122	$565	$620
United States	109,042	84,063	25,969	(1,006)	16
Total	$122,069	$93,783	$28,091	$(441)	$636

Three months ended June 30, 2019	Total revenue, net		Natural	Natural gas
($ thousands)	of royalties(1)	Crude oil(2)	gas(2)	liquids(2)	Other(3)
Canada	$47,378	$41,386	$3,703	$1,582	$707
United States	274,085	217,830	51,766	4,489	—
Total	$321,463	$259,216	$55,469	$6,071	$707
(1)	Royalties above do not include production taxes which are reported separately on the Condensed Consolidated Statements of Income/(Loss).
(2)	U.S. sales of crude oil and natural gas relate primarily to the Company’s North Dakota and Marcellus properties, respectively. Canadian crude oil sales relate primarily to the Company’s waterflood properties.
(3)	Includes third party processing income.

ENERPLUS 2020 Q2 REPORT               9

Six months ended June 30, 2020	Total revenue, net		Natural	Natural gas
($ thousands)	of royalties(1)	Crude oil(2)	gas(2)	liquids(2)	Other(3)
Canada	$40,120	$31,710	$5,510	$1,659	$1,241
United States	310,076	243,827	63,435	2,744	70
Total	$350,196	$275,537	$68,945	$4,403	$1,311

Six months ended June 30, 2019	Total revenue, net		Natural	Natural gas
($ thousands)	of royalties(1)	Crude oil(2)	gas(2)	liquids(2)	Other(3)
Canada	$100,276	$80,805	$14,071	$4,068	$1,332
United States	508,639	375,669	124,922	8,048	—
Total	$608,915	$456,474	$138,993	$12,116	$1,332
(1)	Royalties above do not include production taxes which are reported separately on the Condensed Consolidated Statements of Income/(Loss).
(2)	U.S. sales of crude oil and natural gas relate primarily to the Company’s North Dakota and Marcellus properties, respectively. Canadian crude oil sales relate primarily to the Company’s waterflood properties.
(3)	Includes third party processing income.

12) GENERAL AND ADMINISTRATIVE EXPENSE

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2020	2019	2020	2019
General and administrative expense	$9,231	$11,796	$21,566	$24,227
Share-based compensation expense	4,263	3,884	11,113	13,163
General and administrative expense(1)	$13,494	$15,680	$32,679	$37,390
(1)	Includes cash and non-cash amounts.

13) FOREIGN EXCHANGE

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2020	2019	2020	2019
Realized:
Foreign exchange (gain)/loss	$64	$89	$(55)	$(29)
Translation of U.S. dollar cash held in Canada (gain)/loss	391	4,158	(2,712)	9,354
Unrealized:
Translation of U.S. dollar debt and working capital (gain)/loss	1,038	(16,498)	(1,377)	(33,602)
Foreign exchange (gain)/loss	$1,493	$(12,251)	$(4,144)	$(24,277)

Effective January 1, 2020, the Company elected to apply net investment hedge accounting. Any unrealized foreign exchange gain or loss recorded on certain U.S. dollar denominated debt held in Canada after adoption has been reflected in Other Comprehensive Income/(Loss) on the Consolidated Statements of Income/(Loss). See Note 3 for further details.

14) INCOME TAXES

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2020	2019	2020	2019
Current tax
Canada	$—	$(13,941)	$—	$(13,941)
United States	(14,422)	13	(14,395)	(5,517)
Current tax expense/(recovery)	(14,422)	(13,928)	(14,395)	(19,458)
Deferred tax
Canada	$(25,629)	$34,808	$98,852	$5,249
United States	(73,299)	13,989	(88,430)	25,680
Deferred tax expense/(recovery)	(98,928)	48,797	10,422	30,929
Income tax expense/(recovery)	$(113,350)	$34,869	$(3,973)	$11,471

The difference between the expected income taxes based on the statutory income tax rate and the effective income taxes for the current and prior period is impacted by the following: expected annual earnings, recognition or reversal of valuation allowance, foreign rate differentials for foreign operations, statutory and other rate differentials, non-taxable portions of capital gains and losses, and share-based compensation.

During the three months ended June 30, 2020, Enerplus recorded an additional current tax recovery of $14.4 million for the final year of U.S. Alternative Minimum Tax (“AMT”) refund.

10               ENERPLUS 2020 Q2 REPORT

At June 30, 2020, $28.9 million of the current income tax receivable related to remaining U.S. AMT refunds (December 31, 2019 - $27.8 million).

15) SHAREHOLDERS’ EQUITY

a) Share Capital

	Six months ended		Year ended
Authorized unlimited number of common shares issued:	June 30, 2020		December 31, 2019
(thousands)	Shares	Amount	Shares	Amount
Balance, beginning of year	221,744	$3,088,094	239,411	$3,337,608

Issued/(Purchased) for cash:
Purchase of common shares under Normal Course Issuer Bid	(340)	(4,731)	(18,231)	(253,920)

Non-cash:
Share-based compensation – treasury settled(1)	1,160	13,824	564	4,406
Cancellation of predecessor shares	(16)	(218)	—	—
Balance, end of period	222,548	$3,096,969	221,744	$3,088,094
(1)	The amount of shares issued on LTI settlement is net of employee withholding taxes.

Dividends declared to shareholders for the three and six months ended June 30, 2020 were $6.7 million and $13.3 million, respectively (2019 – $7.0 million and $14.2 million, respectively).

Enerplus’ Normal Course Issuer Bid (“NCIB”) expired on March 25, 2020. The Company chose not to renew the NCIB upon expiry in order to conserve capital and preserve its liquidity. All repurchases were made in accordance with the NCIB at prevailing market prices plus brokerage fees, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to accumulated deficit.

During the six months ended June 30, 2020, the Company repurchased 340,434 common shares under the NCIB at an average price of $7.44 per share, for total consideration of $2.5 million. Of the amount paid, $4.7 million was charged to share capital and $2.2 million was credited to accumulated deficit.

During the six months ended June 30, 2019, the Company repurchased 8,358,821 common shares under the previous NCIB at an average price of $10.80 per share, for total consideration of $90.4 million. Of the amount paid, $116.4 million was charged to share capital and $26.0 million was credited to accumulated deficit.

b) Share-based Compensation

The following table summarizes Enerplus’ share-based compensation expense, which is included in General and Administrative expense on the Condensed Consolidated Statements of Income/(Loss):

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2020	2019	2020	2019
Cash:
Long-term incentive plans (recovery)/expense	$1,186	$(626)	$(1,561)	$711
Non-cash:
Long-term incentive plans	3,550	4,263	11,239	12,306
Equity swap (gain)/loss	(473)	247	1,435	146
Share-based compensation expense	$4,263	$3,884	$11,113	$13,163

ENERPLUS 2020 Q2 REPORT               11

i) Long-term Incentive (“LTI”) Plans

The following table summarizes the Performance Share Unit (“PSU”), Restricted Share Unit (“RSU”) and Director Deferred Share Unit (“DSU”) and Director RSU (“DRSU”) activity for the six months ended June 30, 2020:

	Cash-settled LTI plans	Equity-settled LTI plans		Total
(thousands of units)	Director Plans	PSU(1)	RSU
Balance, beginning of year	422	2,139	1,531	4,092
Granted	128	1,154	1,103	2,385
Vested	—	(652)	(741)	(1,393)
Forfeited	—	(88)	(62)	(150)
Balance, end of period	550	2,553	1,831	4,934
(1)	Based on underlying awards before any effect of the performance multiplier.

Cash-settled LTI Plans

For the three and six months ended June 30, 2020, the Company recorded a cash share-based compensation expense of $1.2 million and recovery of $1.6 million, respectively (June 30, 2019 – recovery of $0.6 million and expense of $0.7 million, respectively).

As of June 30, 2020, a liability of $2.1 million (December 31, 2019 – $3.9 million) with respect to the Director DSU and DRSU plans has been recorded to Accounts Payable on the Condensed Consolidated Balance Sheets.

Equity-settled LTI Plans

The following table summarizes the cumulative share-based compensation expense recognized to-date, which is recorded to Paid-in Capital on the Condensed Consolidated Balance Sheets. Unrecognized amounts will be recorded to non-cash share-based compensation expense over the remaining vesting terms.

At June 30, 2020 ($ thousands, except for years)	PSU(1)	RSU	Total
Cumulative recognized share-based compensation expense	$20,598	$9,593	$30,191
Unrecognized share-based compensation expense	13,936	9,762	23,698
Fair value	$34,534	$19,355	$53,889
Weighted-average remaining contractual term (years)	1.9	1.6
(1)	Includes estimated performance multipliers.

For the six months ended June 30, 2020, $7.2 million (2019 – $5.0 million) in cash withholding taxes were paid on the PSU and RSU settlements.

ii) Stock Option Plan

At June 30, 2020 all stock options are fully vested and any related non-cash share-based compensation expense has been fully recognized. All remaining outstanding stock options expired in March 2020.

c) Basic and Diluted Net Income/(Loss) Per Share

Net income/(loss) per share has been determined as follows:

	Three months ended June 30,		Six months ended June 30,
(thousands, except per share amounts)	2020	2019	2020	2019
Net income/(loss)	$(609,323)	$85,084	$(606,447)	$104,242

Weighted average shares outstanding – Basic	222,557	235,490	222,457	237,197
Dilutive impact of share-based compensation(1)	—	2,699	—	2,750
Weighted average shares outstanding – Diluted	222,557	238,189	222,457	239,947
Net income/(loss) per share
Basic	$(2.74)	$0.36	$(2.73)	$0.44
Diluted	$(2.74)	$0.36	$(2.73)	$0.43
(1)	For the three and six months ended June 30, 2020, the impact of share-based compensation was anti-dilutive as a conversion to shares would not increase the loss per share.

12               ENERPLUS 2020 Q2 REPORT

16) FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a) Fair Value Measurements

At June 30, 2020, the carrying value of cash, accounts receivable, accounts payable, and dividends payable approximated their fair value due to the short-term maturity of the instruments.

At June 30, 2020, the senior notes had a carrying value of $523.2 million and a fair value of $515.7 million (December 31, 2019 – $606.6 million and $613.8 million, respectively).

The fair value of derivative contracts and senior notes are considered level 2 fair value measurements. There were no transfers between fair value hierarchy levels during the period.

b) Derivative Financial Instruments

The derivative financial assets and liabilities on the Condensed Consolidated Balance Sheets result from recording derivative financial instruments at fair value.

The following table summarizes the change in fair value for the three and six months ended June 30, 2020 and 2019:

	Three months ended June 30,		Six months ended June 30,		Income Statement
Gain/(Loss) ($ thousands)	2020	2019	2020	2019	Presentation
Equity Swaps	$473	$(247)	$(1,435)	(146)	G&A expense
Commodity Derivative Instruments:
Oil	(64,402)	23,617	33,934	(63,312)	Commodity derivative
Gas	—	4,983	—	(3,517)	instruments
Total	$(63,929)	$28,353	$32,499	$(66,975)

The following table summarizes the effects of Enerplus’ commodity derivative instruments on the Condensed Consolidated Statements of Income/(Loss) and Comprehensive Income/(Loss):

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2020	2019	2020	2019
Change in fair value gain/(loss)	$(64,402)	$28,600	$33,934	$(66,829)
Net realized cash gain/(loss)	53,507	(1,178)	86,512	9,384
Commodity derivative instruments gain/(loss)	$(10,895)	$27,422	$120,446	$(57,445)

The following table summarizes the fair values of derivative financial instruments at the respective period ends:

	June 30, 2020		December 31, 2019
	Assets	Liabilities	Assets	Liabilities
($ thousands)	Current	Current	Current	Current
Equity Swaps	$—	$3,652	$—	$2,217
Commodity Derivative Instruments:
Oil	46,186	2,199	10,570	517
Total	$46,186	$5,851	$10,570	$2,734

c) Risk Management

i) Market Risk

Market risk is comprised of commodity price, foreign exchange, interest rate and equity price risk.

Commodity Price Risk:

Enerplus manages a portion of commodity price risk through a combination of financial derivatives and physical delivery sales contracts. Enerplus’ policy is to enter into commodity contracts subject to a maximum of 80% of forecasted production volumes, net of royalties and production taxes.

ENERPLUS 2020 Q2 REPORT               13

The following tables summarize the Company’s price risk management positions at August 6, 2020:

Crude Oil Instruments:

Instrument Type(1)(2)	bbls/day	US$/bbl

Jul 1, 2020 – Sep 30, 2020
WTI Swap	7,000	36.02
WTI Purchased Put	21,000	57.20
WTI Sold Put	21,000	47.14
WTI Sold Call	5,000	65.00
WTI – Brent Swap (Purchase)	4,400	(8.03)
WTI – Brent Swap (Sale)	4,400	(3.62)

Oct 1, 2020 – Dec 31, 2020
WTI Purchased Put	21,000	57.20
WTI Sold Put	21,000	47.14
WTI Sold Call	5,000	65.00
WTI – Brent Swap (Purchase)	4,400	(8.03)
WTI – Brent Swap (Sale)	4,400	(3.62)

Jan 1, 2021 - Jun 30, 2021
WTI Purchased Put	6,000	40.00
WTI Sold Put	6,000	32.00
WTI Sold Call	6,000	50.00
(1)	Transactions with a common term have been aggregated and presented at a weighted average price/bbl before premiums.
(2)	The total average deferred premium on outstanding hedges is US$1.75/bbl from July 1, 2020 to December 31, 2020 and US$0.03/bbl from January 1, 2021 to June 30, 2021.

Enerplus has fixed physical differential sales agreements for approximately 16,000 bbls/day in North Dakota at an estimated price of approximately US$6.00/bbl below WTI for the remainder of 2020.

Foreign Exchange Risk:

Enerplus is exposed to foreign exchange risk in relation to its U.S. operations, U.S. dollar denominated senior notes, cash deposits and working capital. Additionally, Enerplus’ crude oil sales and a portion of its natural gas sales are based on U.S. dollar indices. To mitigate exposure to fluctuations in foreign exchange, Enerplus may enter into foreign exchange derivatives. At June 30, 2020, Enerplus did not have any foreign exchange derivatives outstanding.

Enerplus may designate certain U.S. dollar denominated debt as a hedge of its net investment in foreign operations for which the U.S. dollar is the functional currency. The unrealized foreign exchange gains and losses arising from the translation of the debt are recorded in Other Comprehensive Income/(Loss), net of tax, and are limited to the translation gain or loss on the net investment. At June 30, 2020, Enerplus designated all of its US$385.4 million senior notes as a hedge of the Company’s net investment in its U.S. subsidiary. For the three and six months ended June 30, 2020, Enerplus recorded a $19.5 million gain and $30.6 million loss, net of tax of nil, respectively, on its net investment hedge.

Interest Rate Risk:

At June 30, 2020, approximately all of Enerplus’ debt was based on fixed interest rates and Enerplus had no interest rate derivatives outstanding.

Equity Price Risk:

Enerplus is exposed to equity price risk in relation to its long-term incentive plans detailed in Note 15. Enerplus has entered into various equity swaps maturing in 2020 that effectively fix the future settlement cost on a portion of its cash settled LTI plans.

ii) Credit Risk

Credit risk represents the financial loss Enerplus would experience due to the potential non-performance of counterparties to its financial instruments. Enerplus is exposed to credit risk mainly through its joint venture, marketing and financial counterparty receivables. Enerplus has appropriate policies and procedures in place to manage its credit risk; however, given the recent rapid decline in commodity prices, Enerplus is subject to an increased risk of financial loss due to non-performance or insolvency of its counterparties.

Enerplus mitigates credit risk through credit management techniques including conducting financial assessments to establish and monitor counterparties’ credit worthiness, setting exposure limits, monitoring exposures against these limits and obtaining

14               ENERPLUS 2020 Q2 REPORT

financial assurances such as letters of credit, parental guarantees or third party credit insurance where warranted. Enerplus monitors and manages its concentration of counterparty credit risk on an ongoing basis.

Enerplus’ maximum credit exposure at the balance sheet date consists of the carrying amount of its non-derivative financial assets and the fair value of its derivative financial assets. At June 30, 2020, approximately 85% of Enerplus’ marketing receivables were with companies considered investment grade.

Enerplus actively monitors past due accounts and takes the necessary actions to expedite collection, which can include withholding production, netting amounts of future payments or seeking other remedies including legal action. Enerplus’ allowance for doubtful accounts balance at June 30, 2020 was $3.7 million (December 31, 2019 – $3.7 million).

iii) Liquidity Risk & Capital Management

Liquidity risk represents the risk that Enerplus will be unable to meet its financial obligations as they become due. Enerplus mitigates liquidity risk through actively managing its capital, which it defines as debt, net of cash and cash equivalents and share capital. Enerplus’ objective is to provide adequate short and long term liquidity while maintaining a flexible capital structure to sustain the future development of its business. Enerplus strives to balance the portion of debt and equity in its capital structure given its current oil and natural gas assets and planned investment opportunities.

Management monitors a number of key variables with respect to its capital structure, including debt levels, capital spending plans, dividends, share repurchases, access to capital markets, and acquisition and divestment activity.

At June 30, 2020, the Company was in full compliance with all covenants under the bank credit facility and outstanding senior notes. Enerplus expects to manage its business within these financial ratios during 2020; however, current oil and gas prices have created a significant level of uncertainty which may challenge this expectation. If the Company exceeds or anticipates exceeding its covenants, the Company may be required to repay, refinance or renegotiate the terms of the debt.

17) COMMITMENTS AND CONTINGENCIES

As of the date of this report, there were no material changes to Enerplus’ contractual obligations and commitments outside the ordinary course of business as reported in the Company’s annual audited Consolidated Financial Statements as of December 31, 2019.

Enerplus is subject to various legal claims and actions arising in the normal course of business. Although the outcome of such claims and actions cannot be predicted with certainty, the Company does not expect these matters to have a material impact on the Consolidated Financial Statements. In instances where the Company determines that a loss is probable and the amount can be reasonably estimated, an accrual is recorded.

18) SUPPLEMENTAL CASH FLOW INFORMATION

a) Changes in Non-Cash Operating Working Capital

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2020	2019	2020	2019
Accounts receivable	$(13,557)	$37,580	$67,259	$23,401
Other assets	207	4,891	(200)	1,864
Accounts payable	34,246	8,985	(25,857)	(28,223)
	$20,896	$51,456	$41,202	$(2,958)

b) Changes in Other Non-Cash Working Capital

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2020	2019	2020	2019
Non-cash financing activities(1)	$(1)	$(65)	$8	$(77)
Non-cash investing activities(2)	(63,094)	41,039	(26,899)	91,140
(1)	Relates to changes in dividends payable and included in dividends on the Condensed Consolidated Statements of Cash Flows.
(2)	Relates to changes in accounts payable for capital and office expenditures and included in capital and office expenditures on the Condensed Consolidated Statements of Cash Flows.

c) Other

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2020	2019	2020	2019
Income taxes paid/(received)	$71	$(57,663)	$(30,097)	$(57,599)
Interest paid	12,966	14,390	16,253	17,649

ENERPLUS 2020 Q2 REPORT               15

16               ENERPLUS 2020 Q2 REPORT